Filed by Dean Foods Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Dean Foods Company
Commission File No.: 333-64936

The following is a Merger News Bulletin that Dean Foods distributed to its employees on September 11, 2001:

CERTAIN LEGAL INFORMATION
SAFE HARBOR STATEMENT

A NOTE FROM HOWARD DEAN

I’d like to welcome you to our fourth Merger News Bulletin. We are making excellent progress with the merger and expect to close the transaction by the end of the calendar year.

As we move through this merger process, I continue to be enthused about the potential for the merger. I believe this merger offers us the opportunity to do things we couldn’t do as well as a separate company. The combined resources of the two companies will create a national dairy platform that will allow us to more effectively and efficiently serve our consolidating customer base, in both the retail and food service industries. Following the merger, we believe that we will be in a better position to drive growth in the dairy category. We have a lot to offer the new Dean Foods and, by combining with Suiza, we can build on our traditional strengths to become the first truly national processor, distributor and marketer of dairy-based foods capable of competing with larger food and beverage companies.

You will notice that this Merger News Bulletin is shorter than previous editions, mostly because we’ve had a little less merger activity this past month. We have already responded to the Second Request that was issued by the Department of Justice (DOJ) ,and they are continuing to review all of the information that Dean and Suiza submitted. We also finalized the joint proxy statement and notified our shareholders regarding the shareholder vote on the merger. Though our merger work is certainly not over, we simply have a little less news to report to you at this point.

I do want to acknowledge one topic that I know is of great interest to you, which is employee benefits. While we don’t have news to report in this area, I know you have consistently raised this subject through the Feedback Forms and the Merger Hotline. As we mentioned in the last Merger News Bulletin, we are working diligently to finalize the employee benefit programs. Often in merger situations, decisions on benefits as well as other facets of the merger are worked out over time.

In this edition of the bulletin, you will find highlights on Dean Foods’ National Refrigerated Products Group, which I’m happy to report has been performing quite well since the start of our fiscal year. We’ve also included an update on the timing of our share holder meeting and, of course, have provided answers to frequently asked questions you’ve submitted through the Merger Hotline and other sources.

Thank you for your continued commitment to Dean Foods and I look forward to providing you with more merger news in the near future.

Howard Dean

SHAREHOLDER VOTE SCHEDULED

Dean and Suiza are drawing closer to the next step in the merger process - the shareholder vote. On September 14th, Dean Foods will hold a meeting to allow shareholders to vote on the merger. Suiza’s vote will be held on September 21st.

The special shareholder meeting on September 14th will not replace the annual Dean Foods shareholder’s meeting, which will occur on September 26th as planned. Instead, the September 14th meeting is a special, very brief meeting. It will be held for the sole purpose of obtaining shareholder approval of the transaction and certifying the proxy voting totals in accordance with Delaware corporate law. No other business will be conducted or discussed at this meeting.

Gaining shareholder approval is a crucial step in the completion of the merger. However, we are still waiting for a decision from the Department of Justice before the merger can be officially finalized. When Dean and Suiza have gained both government and shareholder approval, the two companies can then work toward completing the merger.

More Questions? Call the Merger Hotline (800-843-8749) for more information.

Q&A WITH LOU NIETO

We recently spoke with Lou Nieto about the merger and the future of the National Refrigerated Products Group (NRP). Here are his comments:

What are NRP’s goals for fiscal 2002?

We’re looking forward to continuing the process of building this new business group in fiscal 2002. To accomplish this, NRP’s goals include:

•	A return to historical profit levels in the dips and dressings business

•	Improved profitability in the Richland Center extended shelf life and cultured business (as a result of the successful integration of the Land O’Lakes acquisition)

•	Taking a smarter approach to new product investment

What happened in fiscal 2001? Why were profits lower than expected?

NRP faced a very challenging first year as we went through the process of building a new business group. We had to integrate and turn around a struggling Richland Center business (the extended shelf life and cultured business we acquired in the Land O’Lakes acquisition). We also redesigned and restructured our small bottle operation in Murray, Kentucky. In addition, distribution levels on new products were lower than we expected, which resulted in overspending for these new products.

All these issues have been examined and addressed, and we feel very confident about our expectations for improved results in fiscal 2002.

What is the post-merger future of NRP?

Suiza has indicated that NRP will become part of Suiza’s Morningstar Group following the close of the merger. NRP and Morningstar are working on identifying significant synergies in warehousing, distribution and transportation. Additionally, the longer shelf life warehouse products of NRP complement the similar portfolio of Morningstar. Overall, Morningstar management appears very interested in having these highly profitable businesses as a part of their portfolio.

How is NRP preparing for the post-merger environment?

     NRP continues to operate as a stand-alone business group within Dean Foods, but is in preliminary discussions with Morningstar management regarding synergies in key supply chain areas. This represents the most significant near-term synergy opportunity when the two groups come together in the post-merger environment.

ANSWERS TO YOUR QUESTIONS

Q: What outside bodies influence the DOJ’s ruling in merger cases?

A: When evaluating a potential merger between two companies, the DOJ takes into consideration the views of a number of different groups — including the two merging parties, competitors, customers and legislators. However, the DOJ ultimately makes its determination based on its own review of the evidence gathered from these various groups.

Q: Who or what body has the final decision in merger petitions?

A: In the case of Dean Foods and Suiza Foods, the DOJ has decided to review the merger by requesting more information from the two companies (the Second Request). Once the DOJ completes the review of these materials, it can choose whether to challenge all or any part of the proposed merger. In addition, the shareholders of Dean and Suiza must also approve the transaction. If the Dean and Suiza shareholders each vote in favor of the merger AND the DOJ does not challenge the merger, both companies will be free to complete the transaction.

Q: Both Howard Dean and Gregg Engles continue to state that they expect the deal to close before the end of the year. Based on the current events, is it still realistic to expect the deal to close by December 31, 2001?

A: Yes. We have now submitted all documents required by the DOJ for compliance with the Second Request, and we are waiting for word from the DOJ following their review of the information. We expect their review to be complete soon. In addition, both Suiza and Dean will be holding shareholder votes in September to gain shareholder approval of the merger. Once these steps have been completed, we can move forward toward completing the merger.

Q: Suiza announced that it expects its full-year earnings growth to be at the low end of 10 to 12 percent as Suiza continues to face higher commodity costs. (Dean Foods is also facing higher commodity costs.) How do you anticipate that this will affect the stock price at the close of the merger?

A: We can’t speculate on this, since there is no way to know what Suiza’s stock price will actually be at the close of the merger. However, here is the

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More Questions? Call the Merger Hotline (800-843-8749) for more information.

formula for determining what Dean Foods shareholders will receive in the merger:

Under the terms of the merger agreement, Dean Foods shareholders (including Employee Stock Purchase Plan and 401(k) shareholders) will receive $21 in cash and .429 shares of the new Dean Foods stock for each share of Dean Foods stock owned at the time of the merger. However, the mix of cash and stock you will receive is subject to adjustment should Suiza’s stock price fall below approximately $32.71 at the time of the merger closing. Any adjustment to the cash and stock mix will preserve the partial tax-free treatment of the merger for Dean stockholders and will not affect the total value you receive in the merger.

Q: Does Suiza write the Merger News Bulletin?

A: No. This newsletter is produced by Dean Foods for Dean Foods employees. Until the merger closes, Dean and Suiza must continue to operate as separate companies.

Q: It’s been four months since the announcement of the merger. Why don’t we have information regarding the benefits, severance release agreements, etc.?

A: With mergers of this size and complexity, the issues related to benefits and severance are often not finalized until the parties are near the completion of the deal. Because we have not yet received government clearance of the merger, it simply makes sense to wait to finalize these items once the merger process moves beyond this important step. In the meantime, we recognize that the lack of information is frustrating to many of you. Please know that we are working hard to provide you with more information as quickly as possible.

Q: Is there any chance that my pension benefits under the Dean Foods Company Retirement Plan will disappear once the merger is finalized?

A: No. Once you have completed five years of service, your accrued pension benefits are fully vested and are also insured by the Pension Benefit Guarantee Corporation (PBGC), a federal government agency. These accrued benefits will continue to belong to you, regardless of possible outcomes of the merger agreement. We are still finalizing all the items surrounding the pension and hope to provide you with more complete information as soon as possible.

CERTAIN LEGAL INFORMATION

Dean Foods and Suiza Foods have prepared and filed with the SEC a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger. Investors are urged to read the definitive joint proxy statement/prospectus and any other documents filed with the SEC, because they contain important information concerning the proposed merger. Investors can obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Investor Relations (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention: Investor Relations (Tel: 214-303-3400).

Dean Foods, Suiza Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dean Foods and Suiza Foods in favor of the transaction. The directors and executive officers of Dean Foods and their beneficial ownership of Dean common stock as of August 2001 are set forth in the proxy statement for the 2001 annual meeting of Dean Foods. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock as of March 2001 are set forth in the proxy statement for the 2001 annual meeting of Suiza Foods. You may obtain the proxy statements of Dean Foods and Suiza Foods free of charge at the SEC’s website (http://www.sec.gov). Stockholders of Dean Foods and Suiza Foods may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus.

SAFE HARBOR STATEMENT

Some of the statements in this document are “forward looking” and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These statements involve certain risks and uncertainties that may cause results to differ materially from expectations as of the date of this document. These risks include the ability to integrate acquisitions, adverse weather conditions resulting in poor harvest conditions, raw milk, resin and fuel costs, the level of promotional spending, competitive pricing pressures and the other risks discussed in Dean Foods’ Annual Report on Form 10-K for its fiscal year ended May 27, 2001. In addition, the exact timing of the merger, and of the intermediate steps that the companies will take in connection with the completion of the merger, will depend on how quickly the companies obtain the necessary approvals for the transaction.

More Questions? Call the Merger Hotline (800-843-8749) for more information.